UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2005

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)

11, Euljiro2-ga Jung-gu
Seoul , Korea
(Address of principal executive offices)

________________________

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Sale of Shares of Affiliated Company
Fair Disclosure
SIGNATURES

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “consider”, “depends”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.

     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to our expectations related to the number of handsets to be sold by us and Pantech & Curitel collectively and scale of economy as a result of the sale of shares of SK Teletech Co., Ltd. by us to Pantech & Curitel as described in more detail herein.

We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks; reliance on third parties to implement certain plans and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 1, 2004. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

On May 3, 2005, the board of directors of SK Telecom Co., Ltd. (“SK Telecom”) resolved to sell 4.54 million shares of SK Teletech Co., Ltd. (“SK Teletech”) out of the total 6.75 million shares owned by SK Telecom to Pantech & Curitel at KRW66,050 per share for the total price of KRW300 billion.

Please refer to the press release by SK Telecom released in connection with the above decision and made available on SK Telecom’s Web site at www.sktelecom.com.

In connection with the decision, SK Telecom filed on May 3, 2005 with the Korea Stock Exchange reports pursuant to the relevant disclosure laws and regulations of Korea in the form attached hereto as Exhibits A and B respectively.

Exhibit A: Sale of Shares of Majority Shareholder
Exhibit B: Fair Disclosures

EXHIBIT A

Sale of Shares of Affiliated Company

1. 2005 Accumulated Sale (excluding the sales already reported)	300,000,000,000
— Own Capital (KRW)	7,108,589,651,380
— Ratio of 2005 Accumulated Sale over Own Capital (%)	4.2
2. Fair Trade Act Issue	n/a
3. Others	—

[Detail]

Stock Purchaser:	Pantech & Curitel

1. Relationship with SK Telecom		—
2. Subject of the Sale		4.54 million registered stock of SK Teletech
3. Selling Price (KRW)		300,000,000,000
4. Purpose of the Sale		realization of gain on investment & strategic alliance
5. Appraised value of Shares (KRW)		121,994,401,181
6. Decision Date		May 3, 2005
— Outside Directors Attendance	No. of Attendee	7
	No. of Absentee	0
— Auditor (non-outside director) Attendance		—
7. Remaining Shares and Capital after the Sale	Total Shares (%)	29.1
	Total Capital (KRW)	26,308,933,637

EXHIBIT B

Fair Disclosure

— The following information can be changed depending on the circumstances.

     1.  SK Telecom has resolved to sell 4,542,000 of SK Teletech’s shares (60%) to Pantech & Curitel out of 6,747,421 shares (89.1%) that it owns at the selling price of KRW66,050 per share for the total price of KRW300 billion to achieve its goals to fulfill the strategic business needs related to SK Telecom’s handsets and to pursue SK Teletech’s continuous development.

     2.  Through the strategic alliance to be achieved by the sale, SK Teletech and Pantech & Curitel will be able to retain 4 million of handsets ( 2.9 million of Pantech handsets and 1.1 million of SK Teletech handsets) to be absorbed by the domestic market, and, including the equipment to be exported, have a globally competitive scale of economy with retention of 20.9 million handsets.

     3.  SK Telecom (29.1% shareholder of SK Teletech after the above sale) and Pantech & Curitel have agreed to cooperate in achieving SK Teletech’s growth and development and to continue and expand their handsets business cooperation by pursuing joint entry into US MVNO market and developing strategic domestic handsets.

Selective Disclosure	Information Provider	SK Telecom IR Department
	Information Recipient	Investment Analysts / Institutional Investors
	Date, Place, and Topic of Selective Disclosure	Date: 7:00 p.m. May 3, 2005 Topic: Company Promotion (IR) Place: SK Telecom Conference Room
Contact Information	Director	Hyun Jong Song, IR Department (6100-1600)
	Manager	Woo Jin Choi, IR Department (6100-1635)
	Department	IR Department (6100-1640)

Fair Disclosure

— The following information can be changed depending on the circumstances.

     1.  Appropriateness of SK Teletech Shares’ Selling Price

—	SK Teletech share’s book value was KRW28,292 as at the end of 2004. The selling price of SK Teletech share is KRW66,050, which is 2.3 times more than its book value of 2004.

—	The selling price results in 11.6 price earning ratio (PER), which is higher than domestic handset company’s PER which is 6.

     2.  Use of the Cash/Profits Gained from the Sale of SK Teletech’s Shares

—	The profit from the sale of SK Teletech’s shares will be KRW53,008 per share and will total around KRW240.8 billion. The net profit considering the book value of the shares would be KRW128.2 billion.

—	The cash gain from the sale of shares will be used in accordance with SK Telecom’s principle of balancing between pursuit of continuous growth and return of profit to shareholders.

—	The sale of shares is expected to bring the effect of increasing net profit in the amount of KRW1,558 per share and increasing dividend in the amount of KRW609 per share, excluding treasury stocks.

     3.  SK Telecom currently does not plan to participate in any paid-in capital increase by SK Teletech or Pantech & Curitel.

Selective Disclosure	Information Provider	SK Telecom IR Department
	Information Recipient	Investment Analysts / Institutional Investors
	Date, Place, and Topic of Selective Disclosure	Date: 7:00 p.m. May 3, 2005 Topic: Company Promotion (IR) Place: SK Telecom IR Conference Room
Contact Information	Director	Hyun Jong Song, Managing Director of IR Department (6100-1600)
	Manager	Young Jin Kim, IR Department (6100-1639)
	Relevant Department	IR Department (6100-1640)
	Others	The above information may not come true depending on the management and business circumstances.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By	/s/ Hyun Jong Song
Name: Hyun Jong Song
Title: Vice President

Date: May 9, 2005